Exhibit 99.2
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the Company) of our report dated February 16, 2011 relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting which appears in Exhibit 99.1 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on February 18, 2011.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
February 18, 2011